FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Supplementing the Preliminary Prospectus Supplement dated July 29, 2009
Registration Statement No. 333-159507
Dated July 30, 2009

HARBIN ELECTRIC, INC.
6,250,000 Shares of Common Stock
Final Term Sheet

Issuer:	Harbin Electric, Inc. (the “Company”)

Security:	Common stock, par value $0.00001 per share

Size:	6,250,000 shares of common stock

Over-allotment option:	937,500 additional shares of common stock

Public offering price:	$16.00 per share

Underwriting discounts and commissions:	$0.96 per share

Net proceeds (excluding the over-allotment):	$93,600,000 (after deducting the underwriter’s discounts and commissions and estimated offering expenses payable by the Company)

Form of Offering	Firm commitment underwritten public offering pursuant to a registration statement of Form S-3 that was filed on May 27, 2009 and declared effective on June 9, 2009

Listing	The Shares are listed on the NASDAQ Global Market under the symbol “HRBN”

Trade date:	July 30, 2009

Settlement date:	August 4, 2009

Underwriter:	Roth Capital Partners, LLC

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2009 on an actual basis and on a pro forma as adjusted basis to give effect to (i) the sale by us of 6,250,000 shares of our common stock in this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriter’s over-allotment option, (ii) the initial application of the proceeds of this offering, and (iii) the repurchase for cash on or prior to July 31, 2009 of the $6.0 million aggregate principal amount of our outstanding Guaranteed Senior Secured Floating Rate Notes due 2010 for a repurchase price equal to 97% of such principal amount plus accrued and unpaid interest to the date prior to the repurchase date.  You should read this table in conjunction with our consolidated financial statements and the related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included in or incorporated by reference into the preliminary prospectus supplement, dated July 29, 2009, relating to this offering and the accompanying prospectus.

	As of March 31, 2009
	Actual (unaudited)	Pro Forma As Adjusted
CURRENT ASSETS
Cash and Cash Equivalents	$63,570,781	$127,979,065

LONG TERM LIABILITIES
Amounts due to original shareholder	732,500	732,500
Notes payable, net of debt discount of $11,266,250 as of March 31, 2009 and $3,218,260 as adjusted to give effect to the repurchase	32,733,480	8,281,742
Fair value of derivative instrument	8,292,034	8,292,034
Total long term debt	41,758,014	17,306,276

STOCKHOLDERS’ EQUITY
Common stock, ($0.00001 par value); 100,000,000 shares authorized, 22,102,078 shares issued 28,352,078, shares issued as adjusted to give effect to the offering	220	283
Paid-in capital	81,756,934	175,356,872
Retained earnings	65,647,535	61,054,138
Statutory reserves	15,823,552	15,823,552
Accumulated other comprehensive income	10,130,908	10,130,908
Total stockholders’ equity	$173,359,149	$262,365,752

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Roth Capital Partners, LLC, Attention: Equity Capital Markets, 24 Corporate Plaza Drive, Newport Beach, CA, 92660, by telephone at 1-800-678-9147, by e-mail to rothecm@roth.com, by fax to (949) 720-7227.